Exhibit 12.1

FLY LEASING LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	For the year ended December 31,					For the six months ended June 30,
	2009	2010	2011	2012	2013	2014
Fixed Charges:
Interest expense (1)	$80,925	$75,748	$90,547	$142,491	$120,399	$68,444

Earnings:
Net income before provision for income taxes	$113,460	$62,874	$5,338	$51,531	$58,135	$28,886
Less equity earnings from unconsolidated subsidiaries	—	(2,901)	(5,647)	(9,383)	(1,871)	(1,741)
Add:
Distributions of income received from unconsolidated subsidiaries	—	916	4,761	6,269	—	4,786
Fixed charges per above	80,925	75,748	90,547	142,491	120,399	68,444
Total earnings	$194,385	$136,637	$94,999	$190,908	$176,663	$100,375

Ratio of earnings to fixed charges	2.40:1	1.80:1	1.05:1	1.34:1	1.47:1	1.47:1

(1)	Interest expense includes amortization of debt discounts and loan issuance costs related to indebtedness.